UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 12b-25

                        Commission File Number 000-161570

                           NOTIFICATION OF LATE FILING

(CHECK ONE): [ ] Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-QSB
             [ ] Form N-SAR

For Period Ended:  June 30, 2006
                   -------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:________________________


  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item( s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Velocity Asset Management, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


Tele-Optics, Inc.
--------------------------------------------------------------------------------
Former Name if Applicable


48 S. Franklin Turnpike, 3rd Fl.
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)


Ramsey, NJ  07446
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. The Company was unable to file its Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006 on a timely basis because it is still in the process of preparing its financial and operating information. The Company fully expects to file its Form 10-QSB within the additional time allowed by this report

SEC 1344 (6/94)
PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John C. Kleinert                        (201)              760-1030
------------------------------       -----------      ---------------------
(Name)                               (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. (See attached summary.)


                        Velocity Asset Management, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   8/14/06                        By /s/ JOHN C. KLEINERT
                                          --------------------------------------
                                          John C. Kleinert
                                          Chairman & Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------------------------------------------------------

                                    ATTENTION

--------------------------------------------------------------------------------

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U. S. C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).


Part IV, Question 3

We are completing our financial statements for the quarter ended June 30, 2006 and have not had time to review them with its independent auditors. Based upon its preliminary estimates, management believes the financial statements for the period ended June 30, 2006 will reflect significant changes in operations from the prior fiscal year.

Based upon its estimates, management expects to report total revenue of $2,039,576 compared to total revenue of $1,693,560 for the prior year quarter. We expect to report that revenue generated from sales of distressed real property for the six months ended June 30, 2006 will be approximately $232,254, compared to $832,449 for the six months ended June 30, 2005. However, revenue generated from collections on consumer receivables will reflect a substantial increase from $750,392 for the six months ended June 30, 2005 to $1,744,016 for the six months ended June 30, 2006.

We expect to report net income of approximately $55,000 for the six months ended June 30, 2006, and an increase of our income from operations will reflect an increase over the prior year to approximately $457,485; however, our net income will be substantially impacted by the increased interest costs of $311,021 for the six months ended June 30, 2006 from $99,451 in the six months ended June 30, 2005.

                                       3